Exhibit 99.1

SUNTECH ANNOUNCES PROGRESS IN CAYMAN ISLANDS PROCEEDINGS

WUXI, China, Nov. 9, 2013 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest solar companies, today announced that the Grand Court of the Cayman Islands, the jurisdiction of its incorporation, has granted the Company’s application for a provisional liquidation. Restructuring professionals selected by the Company from PricewaterhouseCoopers have been appointed to work with the Company’s Board of Directors to continue progressing a restructuring of the Company. The restructuring professionals will be appointed with the consent and support of the Company and the Board of Directors with the ultimate goal of achieving the Company’s restructuring in the best interest of all stakeholders.

The restructuring professionals will commence working with the Company immediately.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability of to progress a restructuring of the Company. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich Public Relations and Investor Relations Ph: +86 510 8531 8654 Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.